UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

iROBOT CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

462726100

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

(310) 432-0200

Steve Wolosky, Esq.

Ron Berenblat, Esq.

Olshan Frome Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10017

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 6 OF 10 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,782,500 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,782,500 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,782,500 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 7 OF 10 PAGES

1	NAME OF REPORTING PERSONS Lawrence S. Peiros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 462726100	SCHEDULE 13D	PAGE 8 OF 10 PAGES

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2015, as amended by Amendment No. 1 thereto, filed with the SEC on December 1, 2015, and Amendment No. 2 thereto, filed with the SEC on January 25, 2016 (collectively, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), (v) Willem Mesdag, a natural person and U.S. citizen and (vi) Lawrence S. Peiros, a natural person and U.S. citizen, with respect to the common stock, $0.01 par value per share (“Common Stock”), of iRobot Corporation, a Delaware corporation (“iRobot” or the “Company”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following:

On February 18, 2016, Red Mountain delivered a letter to Colin Angle, iRobot’s Chairman and Chief Executive Officer, and iRobot’s board of directors (the “Board”), a copy of which is attached as Exhibit 99.6 hereto and is incorporated by reference herein. In the letter, Red Mountain reiterated its belief that iRobot is in need of Board refreshment and significant shareholder representation to address the Company’s challenges with respect to cost management, capital allocation, returns on invested capital and corporate governance, and, as a result of the foregoing, notified the Company that Red Mountain has formally nominated Willem Mesdag and Lawrence S. Peiros (the “Nominees”) for election to the Board at the 2016 annual meeting of stockholders (the “Annual Meeting”).

Red Mountain explained its concerns with the Company’s underperformance under the leadership of the incumbent Board, including a share price that has underperformed the NASDAQ index by over 65% over the past five years and by over 100% since the Company’s IPO ten years ago, and questioned whether such underperformance may be attributed to a misalignment of interests between the Board and the Company’s shareholders. Red Mountain noted that, although recent measures adopted by the Board with respect to the sale of the Defense & Security business, a de-emphasis of Remote Presence and an expanded share repurchase program are steps in the right direction, in the absence of significant margin improvements and the immediate return of excess capital to shareholders, these measures do little to improve the Company’s return on invested capital. Red Mountain stressed its belief that the Nominees are well qualified to help the Board address the challenges that iRobot faces and that their presence in the boardroom would ensure that shareholders have experienced advocates for their interests.

Mr. Mesdag is a former partner of Goldman, Sachs & Co. in its investment banking division and has served on seven public company boards. Red Mountain believes that his extensive advisory and public company board experience qualifies him to work constructively with the Board members to increase shareholder value. Mr. Peiros is a seasoned business leader with over 30 years of experience in the consumer packaged goods industry. Most recently, Mr. Peiros served as Chief Operating Officer and Executive Vice President of The Clorox Company, one of the most successful consumer products companies in the world. Red Mountain believes that Mr. Peiros would bring valuable experience, including from his work on the boards of three public companies, to the Board in the areas of building global consumer brands, managing multi-national businesses, capital allocation and public company governance.

The Nominees stand ready to work constructively and collaboratively with the members of the Board to secure iRobot’s leading position in the increasingly competitive home robotics industry while delivering significantly higher returns on invested capital.

Also on February 18, 2016, Red Mountain issued a press release announcing its nomination of the Nominees, a copy of which is attached as Exhibit 99.7 hereto and is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following:

On February 18, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement, a copy of which is attached as Exhibit 99.8 hereto and is incorporated by reference herein, in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law and to solicit proxies for the election of the Nominees at the Annual Meeting and RMP and its affiliates agreed to bear all expenses incurred in connection with such solicitation.

CUSIP No. 462726100	SCHEDULE 13D	PAGE 9 OF 10 PAGES

On February 18, 2016, RMP entered into a letter agreement, a copy of which is attached as Exhibit 99.9 hereto and is incorporated by reference herein, with Mr. Peiros pursuant to which RMP and its affiliates agreed to indemnify Mr. Peiros against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description of Exhibit

99.6	Letter to iRobot’s Chairman and Chief Executive Officer and Board of Directors, dated February 18, 2016 (filed herewith).

99.7	Press Release, dated February 18, 2016 (filed herewith).

99.8	Joint Filing and Solicitation Agreement, dated February 18, 2016, by and among the Reporting Persons (filed herewith).

99.9	Indemnification Letter Agreement with Lawrence S. Peiros, dated February 18, 2016 (filed herewith).

99.10	Power of Attorney granted by Lawrence S. Peiros, dated February 18, 2016 (filed herewith).

CUSIP No. 462726100	SCHEDULE 13D	PAGE 10 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By: RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag

LAWRENCE S. PEIROS

/s/ Lawrence S. Peiros